China Digital TV Announces Annual General Meeting Results and
Appointment of Mr. Jianhua Zhu as Chairman of the Board

BEIJING, November 20, 2008 — China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access systems to China's rapidly growing digital television market, announced the results of the Company's annual general meeting of shareholders which was held in Beijing today.

At the meeting, shareholders approved the re-election of Dr. Zengxiang Lu and Mr. Jianhua Zhu to serve on the board of directors for further three-year terms. In addition, through a separate written resolution of the board, Mr. Jianhua Zhu, China Digital TV’s chief executive officer, was appointed by the board of directors as chairman of the board, effective immediately. Dr. Zengxiang Lu will step down from his positions of chairman of the board and chief strategy officer, also effective immediately.

“As one of our company’s founders, Dr. Lu has been instrumental in helping China Digital TV become China’s leading provider of CA systems. We sincerely thank him for his two years of service as chairman of the board,” said Mr. Jianhua Zhu. “I am honored and excited to step into this new role and I look forward to helping China Digital achieve even greater success in the future.”

Dr. Zengxiang Lu added, “Mr. Zhu has been with China Digital TV from its establishment and led it to today’s success. I am confident that he will do an excellent job as chairman of the board. I look forward to contributing to our company’s growth and prosperity by continuing to serve on the board of directors on a full-time basis as well as on the corporate investment & strategic committee and the employee performance review & compensation committee.”

For more detailed information regarding the shareholder resolutions adopted at the Company's annual general meeting of shareholders, please review the Notice of the Annual General Meeting of Shareholders at http://ir.chinadtv.cn.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. China Digital TV may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement. Further information regarding such risks and uncertainties is included in China Digital TV’s annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of conditional access (“CA”) systems to China’s rapidly growing digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its subsidiaries, Beijing Super TV Co., Ltd. and Beijing Novel-Super Media Investment Co., Ltd, and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn.

For investor and media inquiries, please contact:

In China:

Eric Yuan
China Digital TV
Tel: +86.10.8279-0021
Email: ir@novel-supertv.com

Cynthia He
Brunswick Group LLC
Tel: +86.10.6566.9504
Email: chinadigital@brunswickgroup.com

US:

Kate Tellier
Brunswick Group LLC
Tel: +1.212.706.7879
Email: ktellier@brunswickgroup.com